EXHIBIT 12

PILGRIM’S PRIDE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended
	September 27, 2003	September 28, 2002	September 29, 2001	September 30, 2000	October 2, 1999
	(amounts in thousands, except ratio)
EARNINGS:
Income before income taxes	$63,235	$1,910	$61,861	$62,786	$90,904
Add: Total fixed charges (see below)	50,690	49,801	48,406	29,168	26,706
Less: Interest Capitalized	1,535	6,014	7,153	3,313	2,032

Total Earnings	$112,390	$45,697	$103,114	$88,641	$115,578

FIXED CHARGES:
Interest (1)	$41,835	$40,444	$38,852	$21,712	$20,889
Portion of rental expense representative of the interest factor (2)	9,291	9,357	9,554	7,456	5,817

Total fixed charges	$51,126	$49,801	$48,406	$29,168	$26,706

Ratio of earnings to fixed charges	2.20	(3)	2.13	3.04	4.33

(1)	Interest includes amortization of capitalized financing fees.
(2)	One-third of rental expenses is assumed to be representative of the interest factor.
(3)	Earnings were insufficient to cover fixed charges by $4,104.

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